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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2018
Washington DC

SEC FILE NUMBER
8-18428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAVU Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Rankel (917) 225-2478
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Ste 200	Fairfield	NJ	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Gregory Parsons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAVU Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LERAI MEEK
Notary Public – State of New York
NO. 01ME6202198
Qualified in Bronx County
My Commission Expires Mar 9, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Members of
CAVU Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAVU Securities, LLC (the "Company") as of December 31, 2017, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2018

CAVU Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	79,023
Fees receivable		528,516
Deposit with clearing broker		88,263
Securities owned, at fair value		33,870
Prepaid expenses		28,857
Security deposit		11,500
Other receivable		1,500
Total assets	$	771,529
Liabilities and Members' Equity		
Liabilities		
Accrued compensation	$	233,982
Accounts payable and other accrued expenses		40,568
		274,550
Liability subordinated to claims of general creditors		180,000
Commitments and contingencies		
Members' equity		316,979
Total liabilities and members' equity	$	771,529

See notes to statement of financial condition.

1. Organization

CAVU Securities, LLC (the "Company") is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The liability of the Company's members for the losses, debts and obligations of the Company is generally limited to their capital contributions. The Company has endeavored to contribute a portion of its revenues to military and veteran charities.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation resulting in periodic instances in which balances have been in excess of such insurance coverage.

Income Taxes
As the Company has elected to be treated as a partnership for income tax purposes, no provision for income taxes has been made in the accompanying financial statements. The Company's members are required to report their respective shares of the Company's income or loss on their individual income tax returns.

Evaluation of Subsequent Events
The Company has evaluated subsequent events through February 27, 2018, the date the financial statements were available for issuance.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy is established that distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity

(observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

Securities owned at December 31, 2017 consist of common stock classified as Level 1 assets.

The changes in Level 3 assets measured at fair value for the year ended December 31, 2017 are as follows:

Category	January 1, 2017	Unrealized Losses	Realized Losses	Net Proceeds	Net Transfers In(Out) of Level 3	December 31, 2017
Warrants	$24,750	$ (6,150)			$ (18,600)	$ -
Common stock			$(14,100)	$15,000	29,100	
	$24,750	**$ (6,150)**	**$(14,100)**	**$15,000**	**$ 10,500.00**	**$ -**

4. Clearing Broker

The Company has introduced its customers on a fully-disclosed basis to Pershing, LLC ("Pershing") who it also uses to clear its proprietary securities transactions. Late in 2017, the Company and Pershing agreed to terminate the relationship and the Deposit at clearing broker on the accompanying statement of financial condition has subsequently been collected with the exception of $20,000 which remains uncollected.

On September 15, 2017, the Company entered into a "piggy-back" clearing arrangement with R.F. Lafferty & Co. Inc. ("Lafferty"), who introduces its customers on a fully-disclosed basis to RBC Capital Markets, LLC ("LLC"), whereby the Company gains access to the services provided by RBC to Lafferty. The arrangement is governed by a sub-broker agreement between the Company and Lafferty and a secondary clearing agreement among all three parties. Under the former agreement, the Company is obligated to deposit $50,000 with Lafferty which Lafferty had waived but which has been deposited subsequent to December 31, 2017.

5. Professional Employer Organization ("PEO")

The Company leases its employees through a PEO and, accordingly, is not the employer of record for tax and insurance purposes.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $152,835, which exceeded the required minimum net capital of $100,000 by $52,835. Aggregate indebtedness at December 31, 2017 totaled $274,550. The ratio of aggregate indebtedness to net capital was 1.80 to 1.

During 2017, the Company, under the requirements of SEC Rule 17a-11, provided notice to the SEC and to FINRA on seven occassions that its net capital fell below 120% of its required net capital.

7. Subordinated Liabilities

The Company has a subordinated loan of $180,000 from one of its members which matures on June 8, 2018 and bears interest at 10% per annum which was not paid currently but which was capitalized into the principal amount of the loan up until one year prior to the loan's maturity at which time the interest was paid or accrued to be paid in cash. The loan had an initial face value of $150,000.